September 9, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Yanhuang International Development Company, Inc.

Form S-1

Filed July 30, 2015

File No. 333-205947

To the men and women of the SEC:

On behalf of Yanhuang International Development Company, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated August 27, 2015 addressed to Mr. Ke Yi Cai, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1 on July 30, 2015.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

1. We note your disclosure here that you are not a blank check corporation and have no plans or intentions to be acquired or to merge with an operating company. However, it still appears that you are a blank check company as defined by Rule 419 of Regulation C in view of the following:

-Your disclosure indicates you are a development stage company issuing penny stock;

- You have no revenues or agreements with any contractors, consultants, or suppliers;

- You have no assets;

- You have not yet commenced operations and it is unclear whether you will be able to do so within the next twelve months; and,

- Your registration statement contains very general disclosure related to the nature of your business plan.

In the adopting release of Rule 419, the Commission stated that “it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419.” Please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide a detailed analysis addressing each of the issues described above in explaining why the company is not a blank check company.

COMPANY RESPONSE

Simply because we are issuing penny stock does not deem our Company to be a blank check Company. The price per our common stock offered herein is simply priced at price point we believe is reasonable so we will be successful in our initial capital raise. Furthermore, it should be noted that while we have no assets we do have a bona fide business plan to operate in the global tea market. We believe that this is evidenced by our amended business plan on page 16 and our agreement with Hangzhou Yanhuang Tea Company Ltd., now attached as exhibit 10.1.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

COMPANY RESPONSE

We have not, and no one has been authorized to, provide any written communications to potential investors, as defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act.

3. We note your indication in various places in your prospectus that the strategic partnership with Hangzhou Yanhuang Tea Co., Ltd. is “pending.” Please elaborate to explain why the strategic relationship is pending and what steps remain to be taken to finalize this strategic relationship, especially considering part of your management team controls Hangzhou.

COMPANY RESPONSE

In all instances that we mentioned the strategic partnership with Hangzhou Yanhuang Tea Co. Ltd. “is pending” we have removed this language, or changed it to state that it is now “active.” We have also changed all references of “strategic partnership” to read as “agreement” throughout the offering in order to be more specific due to the fact that we feel it is more of an agreement rather than a partnership at this point in time. See page 4, and page 16.

Additionally, as it is no longer pertinent since we have an active agreement with Hangzhou Yanhunaung, Teak Co. Ltd. we have removed the following risk factors:

Our strategic partnership with Hangzhou Yanhuang Company, Ltd. is pending and no documentation has been signed, as of the date of this prospectus, consolidating such an agreement.

In the event that we are not able to formalize our pending strategic partnership with Hangzhou Yanhaung Company, Ltd. then we may be forced to secure an alternative partnership with another producer of tea and tea-related merchandise or find alternative means to produce products. In this event our business would be materially effected and you may part or all of your investment if we are not able to follow through with our business plan in such an event.

We have also appropriately amended the risk factor which is now at the bottom of page 11.

Prospectus Cover Page

4. Please revise to leave the date of the prospectus at the bottom of the cover page undated as that date should be approximately the date of the effectiveness of the registration statement. Please see Rule 423 of Regulation C.

COMPANY RESPONSE

We have revised the bottom of the cover page so that the date of the prospectus is undated. We will revise this date when it seems the Company is closer to effectiveness.

Prospectus Summary

The Company, page 4

5. You state here that even if you raise 100% of the offering, you “may not have sufficient capital to begin generating substantial revenues from operations.” Please revise to clarify, if true, that you may not begin generating any revenues from operations even if you raise 100% of the offering.

COMPANY RESPONSE

We have clarified on page 4 that we may not begin generating any revenues from operations even if we raise 100% of the offering.

Management’s Discussion and Analysis, page 7

6. Under this heading, you disclose that you need at a minimum $300,000 to meet your working capital requirements over the next twelve months. Because your offering is being conducted on a “best-efforts” basis, you should discuss your plans to satisfy your liquidity needs over at least the next 12 months under at least the offering scenarios discussed elsewhere in your filing. Also, if $300,000 is only sufficient to fund your operations for one year, in an appropriate place in your prospectus explain why you choose this amount to raise in your initial public offering.

COMPANY RESPONSE

Under the Management’s Discussion and Analysis on page 7 we have added the following disclosure to clarify our plans if we are not able to raise the $300,000 we are seeking: “If we are not able to raise the minimum $300,000, which may be a possibility if we only raise a portion of the funds we are looking for in this offering, then we may be forced to significantly scale back our planned operations or alternatively conduct another round of fundraising. In the event that we are not able to raise what we feel is the minimum amount required to implement our business plan at our desired level, then we will need to scale back how much money is allocated to every step of our process. For specific reference on how the money we raise in this offering is to be allocated at every level of funding, please see our ‘Use of Proceeds’ section on page 18.”

Additionally, on the same page, we have added the following disclosure to clarify why we are seeking $300,000: “We have decided to raise $300,000, which we believe will only fund our operations through one year, because we are a start up company with minimal operations and nominal assets. We do not believe seeking more funding than we strictly require for one year would be appropriate, and if we are able to raise the money we are seeking in this offering we believe that will be sufficient to get us to the point where we can begin generating revenue and become profitable.”

7. Clarify the amount you will require to “fully implement [y]our business plan,” beyond the maximum amount of proceeds that you could receive in this offering.

COMPANY RESPONSE

We have clarified the above on page 7.

8. We note your disclosure in the fourth paragraph on page 4 and disclosed elsewhere in your prospectus that you plan to sell tea and tea related merchandise globally. In this regard, please describe your planned operations for the next 12 months in relation to the development, sourcing, marketing and selling of tea and tea related products globally, including a detailed discussion and analysis that supports the estimated costs to complete the planned actions outlined in the use of proceeds tables on page 18.

COMPANY RESPONSE

We have rewritten in large part and amended greatly our business plan on page 16 which we believe clarifies all of the above. It is also important to note as mentioned previously, that our agreement with “Hangzhou” has been consummated and is now an active agreement which we have in place. It is attached in the filing as exhibit 10.1.

9. Please also describe any known trends or uncertainties that you reasonably expect will have a material favorable or unfavorable impact on your planned operations. For example, you should consider disclosing any risks and uncertainties associated with commencing operations if your pending strategic partnership agreement with Hangzhou Yanhuang Tea Co., Ltd. is not effectuated. Refer to Item 303(a)(3)(ii) of Regulation S-K.

COMPANY RESPONSE

In the Company’s opinion we believe the risk factors we have disclosed in our offering statement accurately describe any known trends or uncertainties, which we believe we can reasonably expect, which will have a material impact on our planned operations. Our agreement with “Hangzhou” has been consummated and is now an active agreement we have in place, and we believe that has eliminated the risk that was associated with the agreement being classified as ‘pending’. It is attached in the filing as exhibit 10.1

Industry Overview, page 15

10. We note your statement that some of the data referred to in your overview discussion are based upon information from government and trade publications that are available on the Internet. Please provide us with an index of each such disclosure cross referenced to the government and trade publications supporting each statement including the Internet address for the data supporting each specific statement. With regard to statements based upon your internal data and your management’s understanding of industry conditions, please clearly identify those statements as management’s belief or opinion.

COMPANY RESPONSE

In the Industry Overview Section on page 15, in the Company’s opinion we have amended the section appropriately and included the links to our sources within the overview itself.

Description of Business, page 16

11. We note your discussion of your proposed retail sale of teas and tea related products. Please further clarify your business disclosure to discuss the actual operations of your business, focusing on the particular means by which you will generate revenues and incur expenses. For example, we note your disclosure that “Yanhuang plans to become a rapidly growing specialty retailer that will offer an assortment of tea products produced by Hangzhou Yanhuang Co., Ltd.” Please expand your disclosure to more specifically describe how you will become a specialty retailer. In this regard, explain how and where you plan to distribute your tea. Clarify your anticipated fixed operating costs associated with the form of your distribution of tea and how you anticipate raising additional capital to fund your Company. Please note that these are examples only and not an exhaustive list of the revisions you should make. Your revised descriptions of your planned business activities should be in enough detail so that investors can evaluate your business plan.

COMPANY RESPONSE

We have rewritten in large part and amended greatly our business plan on page 16 which we believe clarifies all of the above. It is also important to note as mentioned previously, that our agreement with “Hangzhou” has been consummated and is now an active agreement we have in place. It is attached in the filing as exhibit 10.1.

12. Your statement on page 16 that “Yanhuang intends to utilize and leverage our expertise in the tea marketing and distribution business” is unclear. Please revise.

COMPANY RESPONSE

We have clarified the above on what is now page 17. The passage now reads, “In order to quickly and efficiently gain a substantial market share Yanhuang intends to utilize and leverage the expertise of our management in the tea marketing and distribution business.”

13. We note that you are a Delaware corporation that plans to operate in China. Please provide a discussion on the regulation of foreign companies doing business in China. For example, please include a discussion on restrictions on transferring your profits back to the United States. Please also discuss the various rules and regulation concerning employment in China. As appropriate please add related risk factors.

COMPANY RESPONSE

Despite the fact that we have a Chinese address our profits from the sale of any tea products will be deposited in a U.S. bank account or paid directly to us through wire, check, or online payment, therefore making it unnecessary to send profits from China to the United States. It should also be noted, as mentioned throughout our Registration Statement, that we intend to sell to buyers globally, not just China or Asia.

14. It appears that you will have non-U.S. resident officers and directors. In an appropriately captioned subsection of the business section, or in the risk factor section, please disclose an investor's ability:

-to effect service of process within the United States against any of your non-U.S. resident officers or directors;

-to enforce U.S. court judgments based upon the civil liability provisions of the U.S. federal securities laws against any of the above referenced foreign persons in the United States;

-to enforce in a Chinese court U.S. court judgments based on the civil liability provisions of the U.S. federal securities laws against the above foreign persons; and

-to bring an original action in a Chinese court to enforce liabilities based upon the U.S. federal securities laws against the above foreign persons.

COMPANY RESPONSE

We have added an appropriate risk factor on page 11.

Use of Proceeds, page 18

15. Please ensure that you consistently describe your use of proceeds from this offering. The description you provide here seems to differ from the description you provide at the bottom of page 4 and next to “Use of Proceeds” on page 6.

COMPANY RESPONSE

We have amended the use of proceeds on page 18 to more accurately represent how we plan to allocate funds from this offering. Additionally, we have amended the bottom of page 4 and “Use of Proceeds” on page 6 to consistently reflect our use of proceeds.

16. We note your disclosure in the last paragraph on page 4 that gross proceeds of $300,000 from the offering will help satisfy your working capital and general corporate cash requirements to execute your planned activities, including legal and accounting estimated offering expenses you will pay. It appears that the “Use of Proceeds” scenarios in the tables do not include the estimated offering expenses. Please tell us and revise your disclosure to clarify whether the estimated offering expenses to be paid by you will be deducted from the gross proceeds in this offering. Please refer to Item 504 of Regulation S-K. Otherwise, please tell us how you plan to fund the cash requirement associated with the estimated offering expenses in light of your current liquidity situation.

COMPANY RESPONSE

The following has been added on page 4 and 18: “The Company is covering the costs of this offering. In the event that the Company can not cover the costs of the offering due to financial condition, the Company’s CEO Ke Yi Cai has agreed to provide funds to the Company to cover such costs.”

Dilution, page 19

17. It appears that the calculations of net tangible book value per share after the offering and the increase in net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered do not include estimated offering expenses to be paid by you for the various scenarios presented in the tables for existing and purchaser stockholders. In this regard, please note net tangible book value per share after the offering should be calculated taking into consideration net proceeds after offering expenses. Refer to Item 506 of Regulation S-K. Please tell us why the estimated offering expenses would not be included in the foregoing calculations or revise your calculations accordingly.

COMPANY RESPONSE

The offering expenses are being paid for by the Company not from the offering proceeds so was not included as part of the dilution table.

18. Please revise your disclosure to present the amount of the immediate dilution from the public offering price which will be absorbed by purchasers under those specified scenarios. Refer to Item 506(c) of Regulation S-K.

COMPANY RESPONSE

The values have been added to the dilution table.

Financial Statements and Exhibits

Note 1 – Organization and Description of Business, page F7

19. Please expand your disclosure to describe, in greater detail, the nature of your business and planned operations. In doing so, please describe the risks and uncertainties related to the nature of your planned operations that existed at the date of the financial statements and your activities directed toward those planned operations. Refer to ASC 275-10-50-2A and 275-10-55-3A.

COMPANY RESPONSE

The note has been amended appropriately.

20. You state that as of June 30, 2015 you have not yet commenced any operations whereas your auditor states in their report on page F2 that you have suffered recurring losses from operations. Please revise as appropriate to reconcile the discrepancy as to whether or not you have commenced operations.

COMPANY RESPONSE

The PCAOB’s report mentioned “recurring losses from operations” to refer to nominal managerial operations of the Company since inception.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: September 9, 2015

/s/ Ke Yi Cai

Ke Yi Cai

Chief Executive Officer